Office Of Small Business Operations,
Securities & Exchange Commission,
Mail Stop 7010,
450 Fifth Street,
Washington, D.C. 20549-7101

Attention: Ms. Pamela A. Long, Assistant Director

Dear Sirs:

Re:	Baoshinn Corporation
Registration Statement on Form SB-2
File Number 333-134991
Filed March 16, 2007

Baoshinn Corporation (the "Company") hereby requests withdrawal of the request for an accelerated effective date of the Company's SB-2 registration statement as filed on March 29, 2007.

Yours truly,
BAOSHINN CORPORATION

/s/ "Ricky Chiu"

Ricky Chiu
President